NEXBANK SECURITIES, INC.

Financial Statements for the Year Ended

December 31, 2023

Supplementary Schedule pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
66705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NexBank Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2515 McKinney Ave, Ste 1100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacy Hodges	972-934-4700	stacy.hodges@nexbankcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

2700 Post Oak Blvd Ste 1500	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

10/16/2023	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stacy Hodges _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NexBank Securities, Inc. _____, as of 12/31 _____, 2 23 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VALERIE APHAY
Notary Public, State of Texas
Comm. Expires 09-15-2024
Notary ID 124963254

Valerie Aphay
Notary Public

Signature: _____

Title:
FINOP
_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NEXBANK SECURITIES, INC.

December 31, 2023

Table of Contents

Description	Page
Report of Independent Registered Public Accounting Firm	*1 - 2*
Statement of Financial Condition	*3*
Statement of Operations	*4*
Statement of Changes in Stockholder's Equity	*5*
Statement of Cash Flows	*6*
Notes to Financial Statements	*7 - 11*
Supplemental Information - Computation of Net Capital	
Under SEC Rule 15c3-1	*12 - 13*



2700 Post Oak Boulevard, Suite 1500 / Houston, TX 77056
P 713.499.4600 / F 713.499.4699
forvis.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
NexBank Securities, Inc.
Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NexBank Securities, Inc. (Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1 as of December 31, 2023 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

PRAXITY

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

FORVIS, LLP

We have served as the Company's auditor since 2020.
Houston, Texas
March 29, 2024

NEXBANK SECURITIES, INC.

Statement of Financial Condition

December 31, 2023

(In Thousands)

ASSETS

Cash	$	2,004
Equity investment, at fair value		2,674
Current tax receivable		9
Other assets		49
Total assets	$	4,736

LIABILITIES AND STOCKHOLDER'S EQUITY

Deferred tax liability	$	162
Other liabilities		131
Total liabilities		293
Stockholder's equity		4,443
Total liabilities and stockholder's equity	$	4,736

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2023

(In Thousands)

Revenue		
Unrealized loss on equity investment	$	(58)
Interest and dividend income		648
Total revenue		590
Expenses		
Compensation and benefits		163
Legal and professional fees		96
Occupancy, furniture, and fixtures		2
Administrative fees paid to affiliates		230
Other expense		46
Total expenses		537
Net Income before federal income tax expense		53
Federal income tax expense		10
Net income	$	43

NEXBANK SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2023

(In Thousands)

	Common Stock, $.01 par value; 1,000 shares authorized at December 31, 2023 and 2022, respectively		Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, December 31, 2022	1,000	$ -	$ 32,919	$ (29,019)	$ 3,900
Net income	-	-	-	43	43
Capital contribution	-	-	500	-	500
Balances, December 31, 2023	1,000	$ -	$ 33,419	$ (28,976)	$ 4,443

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

(In Thousands)

Cash Flows from Operating Activities		
Net Income	$	43
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		22
Unrealized loss on equity investment		58
Deferred taxes		(29)
Changes in assets/liabilities:		
Current tax receivable/payable		40
Other assets		96
Other liabilities		(100)
Cash provided by operating activities		130
Cash flows from investing activities		
Purchase of equity investment		(983)
Cash used in investing activities		(983)
Cash flows from financing activities		
Capital contribution		500
Cash provided by financing activities		500
Net change in cash		(353)
Cash at beginning of year		2,357
Cash at end of year	$	2,004

See accompanying notes to financial statements.

NEXBANK SECURITIES, INC.

Notes to Financial Statements

December 31, 2023

1. **Organization and Nature of Business**

   NexBank Securities, Inc. (Company), a Delaware Corporation is a wholly owned subsidiary of NexBank Capital, Inc. (NCI).

   The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from the provisions of SEC Rule 15c3-3 by relying on Footnote 74 of the SEC Release No. 34-70073.

2. **Significant Accounting Policies**

   Basis of Accounting

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the fair value of equity investments.

   Cash

   Cash includes unrestricted cash on deposit of $2,004,000 as of December 31, 2023. Of the total amount, approximately $102,000 was in an affiliated bank (NexBank).

   The Company has cash deposits at an unaffiliated commercial bank of which approximately $1,652,000 are not insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2023.

   Fixed Assets

   Fixed assets consist of furniture, equipment, and leasehold improvements, which are reported at historical cost less accumulated depreciation. Depreciation is determined by use of the straight-line method over the estimated life of the asset, or, in the case of leasehold improvements, the shorter of the estimated life or the remaining term of the related lease. Upon disposal of fixed assets, the related gain or loss is included in income.

   Equity Investment

   The Company purchased a privately held equity investment in 2021 for approximately $719,000. This equity investment is recorded at estimated fair value, which is the exchange price that would be received (an exit price) for the principal in an orderly transaction between willing market participants on the remeasurement date. In 2023, the Company made an additional investment of approximately $983,000. The fair value of this equity investment at December 31, 2023 was approximately $2,674,000. Realized and unrealized gains and losses are presented separately on the statement of operations. The unrealized loss on the investment for 2023 was approximately $58,000, which was recognized on the statement of operations. This investment provides cash dividends if and when declared by its board of directors. The Company received approximately $535,000 in dividends in the year ended December 31, 2023. The Company accounts for these dividends on the cash basis and reports this amount as interest and dividend income on the statement of operations.

   ASC Topic 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value of the Company's equity investment is designated as a Level 3 Input under the standard. A level 3 input is based on unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

   In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future

fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the statement of financial condition date may differ significantly from the amounts presented herein.

The fair value of the Company's equity investments is primarily based on broker price inputs and trading ranges of the private equity security.

Income Taxes

Income tax expense includes the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expect to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company files a consolidated Federal income tax return with its parent. The Company is party to a tax sharing agreement that provides for tax treatment as if the Company filed taxes on a stand-alone basis.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 29, 2024, the date the financial statements were available to be issued.

In March 2024, the equity investment noted above was acquired in a cash and stock transaction. The Company carried the investment on the balance sheet at a fair value of $2,674,000 at December 31, 2023. The Company will recognize a gain, net of taxes, of $668,000 on this transaction in 2024.

3. **Fixed Assets**

Fixed assets at December 31, 2023 consisted of the following (in thousands):

Leasehold improvements	$	388
Computer and other equipment		159
Furniture and fixtures		119
		666
Less accumulated depreciation and amortization		(665)
	$	1

4. **Related Party Transactions**

Certain expenses incurred by affiliated entities are allocated to the Company pursuant to the terms of a management agreement between these entities. Total expenses allocated to the Company and expensed by the Company during 2023 amounted to approximately $234,000, including rent allocation of approximately $4,000, as discussed in Note 8.

5. **Employee Benefits**

The Company, together with its parent company and other affiliates, has a noncontributory profit-sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Board of Directors may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2023 amounted to approximately $7,000.

7. **Income Taxes**

Income tax expense was as follows (in thousands):

Tax Expense		
Current tax expense	$	23
Deferred tax benefit		(13)
Total	$	10

The effective tax rate is approximately 18.9% for 2023 applied to income before income taxes. The calculation of the effective tax rate follows (dollars in thousands):

Net income before income taxes	$	53
Tax effect at 21%		11
Tax return to provision - real estate and equity investments		(1)
Tax expense	$	10
Effective tax rate		18.9%

Year-end deferred tax assets and liabilities were due to the following (in thousands):

Deferred tax assets		
Accrued compensation	$	13
Other		10
Total deferred tax assets		23
Deferred tax liability		
Equity investments		(182)
Other		(3)
Total deferred tax liability		(185)
Net deferred tax liability	$	(162)

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. As of December 31, 2023, no valuation allowance for deferred taxes was recorded as management believes it is more likely than not that all deferred tax assets will be realized.

The Company does not have any uncertain tax positions and does not have any interest and penalties recorded in the Statement of Operations for the year ended December 31, 2023. The Company is part of a consolidated income tax return in the US. The company is no longer subject to examination by the US federal tax jurisdiction for years prior to 2020.

8. **Commitments, Guarantees and Contingent Liabilities**

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's Statement of Financial Condition.

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the FHLB amortizing rate, adjusted for the lease term and other factors.

The Company leases its primary office facility under an informal lease agreement with NexBank, an affiliate through common ownership, which expires August 31, 2032. Under the agreement, the Company is allocating approximately 50bps of the total lease payments required by NexBank. The allocation rate became effective in 2021. On January 1, 2019 (date of adoption of ASU 2016-02), the Company recorded a right of use asset and operating lease liability of $29,000 and $32,000, respectively, related to this arrangement. These amounts were determined based on the present value of the remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption of 5.5%. At that time, it was uncertain as to whether or not the lease would be extended further. On June 18, 2020, the primary office facility lease was extended to expire on August 31, 2032. The Company recorded a right of use asset and operating lease liability of $160,000 and $162,000, respectively, in 2020 related to this extension. These amounts were determined based on the present value of the remaining minimum lease payments with a remaining term of 128 months, discounted using the Company's incremental borrowing rate as of the date of extension of 3.25%.

Following is a summary of future minimum lease commitments under this agreement (in thousands):

Year	Amount
2024	2
2025	5
2026	5
2027	5
2028	5
Thereafter	22
Total minimum lease payments	44
Less amount representing interest	6
Present value of net minimum lease payments	$ 38

Total rent expense for the year ended December 31, 2023 amounted to approximately $4,000, substantially all of which was allocated from related parties.

The current balance of the right of use is approximately $35,000. Right of use is reported along with the lease obligations above in other liabilities.

The Company does not anticipate any material losses as a result of the commitments and contingent liabilities.

9. **Net Capital Requirements**

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $5,000 or 6 2/3% of total aggregate indebtedness.

At December 31, 2023, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1,643,000 and $96,000, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.06 to 1.00. Total excess net capital was approximately $1,637,000 above the minimum required net capital of approximately $6,000.

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2023.

10. **Customer Protection, Reserves and Custody of Securities**

The Company does not hold customer accounts, funds, or securities.

11. **Loss Contingencies**

Loss contingencies, including claims and legal actions arising from the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated.

SUPPLEMENTAL SCHEDULE I

NEXBANK SECURITIES, INC.

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2023

(In Thousands)

Computation of Net Capital under Rule 15c3-1

Net capital		
Total stockholder's equity	$	4,443
Less deductions and/or charges		
Cash		102
Furniture, equipment, and leasehold improvements, net		-
Equity investment		2,674
Current tax receivable		9
Other assets		15
Net capital prior to haircuts on securities positions		1,643
Less haircuts on securities positions		-
Net capital as defined by Rule 15c3-1		1,643
Minimum net capital required		6
Excess net capital		1,637
Aggregate indebtedness:		
Other liabilities		96
Total aggregate indebtedness	$	96
Ratio of aggregate indebtedness to net capital		0.06 to 1

In accordance with the disclosure requirements of SEC Rule 17a-5(d)(4), there were no material differences between the computation of net capital and the Company's corresponding Part IIA of its unaudited quarterly Financial and Operational Combined Uniform Single Report at December 31, 2023.



2700 Post Oak Boulevard, Suite 1500 / Houston, TX 77056
P 713.499.4600 / **F** 713.499.4699
forvis.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
NexBank Securities, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) NexBank Securities, Inc. (Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary real estate and other investments, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

FORVIS,LLP

FORVIS, LLP

We have served as the Company's auditor since 2020.
Houston, Texas
March 29, 2024

PRAXITY





NEXBANK™
SECURITIES, INC.

NexBank Securities Inc's Exemption Report

NexBank Securities Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary real estate and other investments, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company), did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NexBank Securities, Inc.

I, Stacy M. Hodges, or affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: FINOP

Date of Report: March 29, 2024

2515 McKinney Avenue, Suite 1100 | Dallas, TX 75201 | 972.763.4000 | www.NexBankCap.com | Member FINRA/SIPC



2700 Post Oak Boulevard, Suite 1500 / Houston, TX 77056
P 713.499.4600 / F 713.499.4699
forvis.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Stockholder and Board of Directors
NexBank Securities, Inc.
Dallas, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of NexBank Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PRAXITY

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FORVIS, LLP

FORVIS, LLP

We have served as the Company's auditor since 2020.
Houston, Texas
March 29, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME NEXBANK SECURITIES INC — *SEC No.* 8-66705

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 589,706.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.	$ 58,454.00	
h	Add lines 2a through 2g. This is your **total additions**.		$ 58,454.00
3	Add lines 1 and 2h		$ 648,160.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 113,355.00	
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 113,355.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 534,805.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 802.00
9	Current overpayment/credit balance, if any			$ 63.51
10	General assessment from last filed _2023_ SIPC-6 or 6A		$ 803.00	
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 63.51		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for _2023_ SIPC-6 and 6A(s)	$ 739.49		
d	Add lines 11a through 11c		$ 803.00	
12	**LESSER** of line 10 or 11d.			$ 803.00
13 a	Amount from line 8		$ 802.00	
b	Amount from line 9		$ 63.51	
c	Amount from line 12		$ 803.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			($ 64.51)
14	Interest (see instructions) for __0__ days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 0.00
16	Overpayment/credit carried forward (if applicable)			($ 64.51)

SEC No. 8-66705	Designated Examining Authority DEA: FINRA	FYE 2023	Month Dec
MEMBER NAME MAILING ADDRESS	NEXBANK SECURITIES INC 2515 MCKINNEY AVE STE 1100 DALLAS, TX 75201 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NEXBANK SECURITIES INC	Lucia Salinas
(Name of SIPC Member)	(Authorized Signatory)
1/24/2024	lsalinas@nexbankcap.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.